Filed by MaxLinear, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Entropic Communications, Inc.

Commission File No.: 001-33844

MAXLINEAR TO ACQUIRE ENTROPIC COMMUNICATIONS February 3, 2015 E N V I S I O N I N G • E M P O W E R I N G • E X C E L L I N G 1

DISCLAIMER Forward-Looking Statements This communication contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements with respect to the anticipated timing of the proposed merger; anticipated effects of the proposed merger; prospects for the combined company, including expectations with respect to its market position and intellectual property portfolio; the growth strategies of MaxLinear and expectations with respect to the growth strategies and addressable markets of the combined company; expectations with respect to the products of the combined company after the proposed merger; anticipated synergies to be realized from the proposed merger; and expectations for operating results of MaxLinear and Entropic for the quarter ending March 31, 2015. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements may contain words such as “will be,” “will,” “expected,” “anticipate,” “continue,” or similar expressions and include the assumptions that underlie such statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the MaxLinear or Entropic stockholders to approve the proposed merger; failure to receive regulatory approvals; the challenges and costs of closing, integrating, restructuring, and achieving anticipated synergies; the ability to retain key employees, customers and suppliers; and other factors affecting the business, operating results, and financial condition of either MaxLinear or Entropic, including those set forth in the most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K reports filed by MaxLinear and Entropic, as applicable, with the Securities and Exchange Commission (the “SEC”). All forward-looking statements are based on the estimates, projections, and assumptions of MaxLinear or Entropic management, as applicable, as of the date hereof, and MaxLinear and Entropic are under no obligation (and expressly disclaim any such obligation) to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise. Non-GAAP Financial Measures This communication may contain certain non-GAAP financial measures, which management believes are useful to investors and others in evaluating business combinations. Further detail and reconciliations between the non-GAAP financial measures and the GAAP financial measures are available in the Appendix to this Presentation. No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. ENVISIONING • EMPOWERING • EXCELLING

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DISCLAIMER Additional Information and Where to Find It In connection with the proposed merger, MaxLinear intends to file a registration statement on Form S-4 with the SEC, which will include a preliminary prospectus and related materials to register the shares of MaxLinear Class A Common Stock to be issued in the proposed merger, and MaxLinear and Entropic intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MAXLINEAR, ENTROPIC, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when they are available) and any other documents filed by MaxLinear and Entropic with the SEC at the SEC’s website at www.sec.gov. They may also be obtained for free by contacting MaxLinear Investor Relations at http://investors.maxlinear.com/, at IR@MaxLinear.com or by telephone at (760) 517-1112 or by contacting Entropic Investor Relations at http://ir.entropic.com/, at ir@entropic.com or by telephone at (858) 768-3852. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus. Participants in the Solicitation Each of Entropic and MaxLinear and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of MaxLinear or Entropic security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information regarding Entropic’s executive officers and directors is included in Entropic’s Proxy Statement for its 2014 Annual Meeting of Stockholders, filed with the SEC on April 3, 2014, and its Current Report on Form 8-K, filed with the SEC on November 10, 2014, and information regarding MaxLinear’s executive officers and directors is included in MaxLinear’s Proxy Statement for its 2014 Annual Meeting of Stockholders, filed with the SEC on April 17, 2014 and its Current Report on Form 8-K, filed with the SEC on December 16, 2014. Copies of the foregoing documents may be obtained as provided above. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. The interests of those persons who may be deemed participants in the solicitation may differ from the interests of Entropic stockholders or MaxLinear stockholders generally. These interests will be described in the joint proxy statement/prospectus when it becomes available. ENVISIONING • EMPOWERING • EXCELLING

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OVERVIEW OF ACQUISITION Acquisition Value $3.01 per Entropic share based on MaxLinear’s closing price on 2/2/15 Approximately $287M equity value and $181M enterprise value Merger Consideration $1.20 in cash and 0.2200 shares of MXL common stock per ENTR share MaxLinear will assume outstanding and unvested options and RSUs Pro Forma Ownership MaxLinear shareholders will own 65% and Entropic shareholders will own 35% of pro forma common shares outstanding Dr. Ted Tewksbury will join MaxLinear’s Board of Directors Estimated Synergies and EPS Accretion $20M+ of estimated cost synergies in first full calendar year post-close Expected to be immediately accretive to non-GAAP EPS Closing Conditions and Timing Closing conditions include approval by MaxLinear and Entropic shareholders as well as customary regulatory approvals Expected close in Q2 2015 ENVISIONING • EMPOWERING • EXCELLING

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STRATEGIC RATIONALE 1 Strengthens and deepens analog / mixed-signal and RF engineering expertise with complementary teams 2 Enhances position in connected home with MoCA and adds leading signal processing technology for infrastructure markets 3 Greatly increases relevance to tier-1 customers 4 Strengthens IP position with extensive patent portfolio 5 Financially compelling: scale, synergies & non-GAAP EPS accretion ENVISIONING EMPOWERING EXCELLING 5

BUSINESS SNAPSHOT

	MaxLinear	Entropic
HQ	San Diego, CA	San Diego, CA
Founded	2003	2001
Patents	>375 Issued & Pending	~1,500 Issued & Pending
Q4'14 Revenue	$32M – $33M	$43M
Q4'14 GM	60%	56%
Cash Balance	$79M	$106M

Note: Entropic Q4'14 revenue and non-GAAP gross margin based on results reported on 2/3/15.
Note: Entropic gross margin presented on a non-GAAP basis. See attached reconciliation. GAAP gross margin of 50%.
Note: MaxLinear Q4'14 revenue and gross margin based on guidance provided on 10/30/14 and reaffirmed on 2/3/15.
Note: MaxLinear Q4'14 GAAP and non-GAAP gross margin guidance percentage are both 60%.
Note: MaxLinear cash balance as of 12/31/14 and Entropic cash balance as of 12/31/14.

ENVISIONING • EMPOWERING • EXCELLING
MaxLinear
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MAXLINEAR GROWTH STRATEGY

Increase Analog, Mixed-Signal & RF Content in Home Connectivity & Broadband Access





Diversify Across Wired & Wireless Communication Network Infrastructure


Datacom


Cable


Wireless


Telecom

Drive Long-Term Profitability and Diversified Growth



ENVISIONING • EMPOWERING • EXCELLING

MAXLINEAR

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EXPANDS REACH FROM THE CLOUD, INTO AND THROUGHOUT THE CONNECTED HOME

Gigabit QoS	High Speed MAC	High Speed MAC H/W & S/W	Wideband OFDM/OFDMA Modem	Full Spectrum Capture Mixed-Signal	Hi-Frequency RF (0-to-90GHz)

Home Networking


8K
4K
2K

Cable Infrastructure



Optical Datacom & Telecom Network



Wireless Infrastructure



ENTROPIC. COMBINED CAPABILITIES MAXLINEAR

ENVISIONING • EMPOWERING • EXCELLING MAXLINEAR 8

EVOLUTION OF ENTROPIC SOLUTIONS

ENTROPIC

MoCA / Access

- Market leader in discrete MoCA



ENTROPIC
MoCA 2.0
ENTROPIC
c.LINK

DBS ODU

- Technology innovator of CSS in ODU



ENTROPIC
CSS

Set-Top-Box

- Industry's first STB SoC platform based on ARM Processors



MAXLINEAR + ENTROPIC

Invest & Grow

- **Backbone for multi-gigabit, whole home high QoS WiFi**
- **Broadband Access**
- **China MDU solutions**

Invest & Grow

- **Satellite-to-IP internet**
- **International & emerging markets**
- **Develop digital ODU**

Harvest

- **Solid cash flow generating opportunity**
- **Committed to supporting customers**

ENVISIONING • EMPOWERING • EXCELLING

MAXLINEAR 9

ACQUISITION EXPANDS ANALOG / MIXED-SIGNAL CONTENT IN BROADBAND & ACCESS


MAXLINEAR
ENTROPIC
RF
Triplexer
MoCA
RF Full Spectrum Capture Frontend
PGA
Baseband Processor
Cable, Satellite & Access
WiFi PA Front End
WiFi
MAXLINEAR Analog / Mixed-Signal
ENTROPIC Mixed-Signal
Other RF / Analog / Mixed Signal
Digital Baseband

ENVISIONING • EMPOWERING • EXCELLING
MAXLINEAR
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EXPANDING ADDRESSABLE MARKET THROUGH ACQUISITIONS AND ORGANIC GROWTH SAM ($ in billions) $3.0 $2.5 $2.0 $1.5 $1.0 $0.5 $0.0 $0.8B $2.8B MxL Baseline Broadband SAM Wireless Backhaul Optical Datacom & Telecom Networks MoCA Connectivity Broadband / Media Access 2014 2018 Note: Serviceable Addressable Market (SAM ) data based on internal MaxLinear management estimates. ENVISIO N ING • E M P O W E R I N G • E X C E L L I N G 11

INCREASED RELEVANCE TO THE BROADBAND ECOSYSTEM E N V I S I O N I N G • E M P O W E R I N G • E X C E L L I N G 12

TARGETING $20M+ IN OPERATING SYNERGIES IN FIRST FULL CALENDAR YEAR POST-CLOSE

- Optimized customer-facing sales model
- Supply chain efficiencies
- R&D leverage for strategic platforms
- Significant proximity-enabled G&A opportunities

Targets

- Significant customer overlap with complementary products
- Integration opportunities with combined R&D resources
- Facilities and public company overhead redundancies

ENVISIONING • EMPOWERING • EXCELLING

MAXLINEAR 13

NON-GAAP FINANCIAL MODEL

	MaxLinear Q1 2015 Guidance	Entropic Q1 2015 Guidance	Long-Term Model
Revenue	$34M - $35M	$45M - $46M	**--**
Gross Margin	61%	53%	**60%+**
Operating Expenses	$18.5M	$20M - $21M	**35% - 40%**
Operating Margin	7% - 8%	6% - 10%	**20%+**

- $300M+ in annual revenue
- Targeting $20M+ in operating synergies in first full calendar year post-close
- Strong combined gross and operating margins
- Significant cash flow and operating leverage potential

Note: Figures above except revenue are based on non-GAAP. See appendix for reconciliation.
Note: MaxLinear GAAP and non-GAAP gross margin are both 61%.
Note: Guidance as presented in MaxLinear and Entropic press releases dated 2/3/15.

MaxLinear

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LEADER IN ANALOG / MIXED-SIGNAL / RF ICs FOR HOME & NETWORK INFRASTRUCTURE

MAXLINEAR + ENTROPIC

- Extends leadership in analog, mixed-signal and RF ICs for connected home and communications infrastructure markets
- Enables more content and differentiated solutions to customers
- ~ 1,900 Issued and pending combined patent portfolio
- Increases revenue scale & improves operating leverage
- Immediately accretive to non-GAAP EPS

ENVISIONING • EMPOWERING • EXCELLING
MAXLINEAR
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THANK YOU AND Q&A E N V I S I O N I N G E M P O W E R I N G E X C E L L I N G 16

RECONCILIATION TO GAAP E N V I S I O N I N G • E M P O W E R I N G • E X C E L L I N G 17

MAXLINEAR Q1 2015 OPERATING EXPENSES RECONCILIATION TO GAAP

($ in millions)	Q1 2015 Guidance
GAAP Operating Expenses	**$27.5**
Stock-Based Compensation	(4.0)
Stock-Based Bonus Plan Accrual	(1.4)
Physpeed Related Charges	(0.3)
IP Litigation	(0.5)
Entropic M&A Transaction Expenses	(2.8)
Non-GAAP Operating Expenses	**$18.5**

Note: Guidance as presented in MaxLinear and Entropic press releases dated 2/3/15.

ENVISIONING • EMPOWERING • EXCELLING

MAXLINEAR 18

ENTROPIC GROSS PROFIT & OPERATING EXPENSES RECONCILIATION TO GAAP Non-GAAP Gross Profit Percentage Stock-Based Compensation Amortization of Purchased Intangibles GAAP Gross Profit Percentage GAAP Operating Expenses Stock-Based Compensation Restructuring and Impairment Charges Amortization of Purchased Intangibles IP Litigation MaxLinear M&A Transaction Expenses Non-GAAP Operating Expenses Q4 2014 Q1 2015 Results Guidance 56% 53% (0%) (0%) (6%) (6%) 50% 47% Q1 2015 Guidance $26.3—$27.3 (3.0) (2.0) (0.3) (0.0) (1.0) $20.0—$21.0 ENVISIO N ING • E M P O W E R I N G • E X C E L L I N G 19